UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá D.C., June 3, 2019

MATERIAL INFORMATION

Avianca Holdings S.A. informs that today its subsidiaries Grupo Taca Holdings Limited (“GTH”) and Nicaragüense de Aviación S.A. (“NICA”) sold all of GTH’s shares in Turboprop Leasing Company Ltd. (“Turbo”), a company domiciled in the Bahamas, and all of NICA’s shares in Aerotaxis La Costeña S.A. (“La Costeña”), a company domiciled in Nicaragua, respectively, to Regional Airline Holding LLC, a company domiciled in the State of Delaware, United States of America (the “Buyer”).

The sale was consummated pursuant to the share purchase and sale agreement entered into on April 22, 2019 between GTH, NICA and the Buyer.

As of today, and after giving effect to the sale, the Buyer owns: (i) 68% of the shares of Turbo, which in turn owns 100% of the shares of Little Plane Six Limited, a company domiciled in the Bahamas, and of Servicios Aéreos Nacionales S.A., a company domiciled in Costa Rica; and (ii) 68.08% of the shares of La Costeña.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo

	Name:	Richard Galindo
	Title:	Vice President Senior General Counsel